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13011188

SEC Mail Processing Section FEB 27 2013 Washington DC 400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2013 Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 West Trade St., Suite 1800
(No. and Street)

Charlotte (City) | North Carolina (State) | 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Kreidler, Jr. | 704-334-2443 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

201 South College St., Suite 2500 (Address) | Charlotte (City) | North Carolina (State) | 28244 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I, Robert L. Kreidler, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidus Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal
Title

Lois E. Miller
Notary Public

Commission Expires: April 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statement and Report of Independent Registered Public Accounting Firm

Fidus Securities, LLC

For the Year Ended December 31, 2012

Table of contents

Report of Independent Registered Public Accounting Firm	1-2
Statement of financial condition	3
Notes to financial statement	4-5

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Member of
Fidus Securities, LLC:

We have audited the accompanying statement of financial condition of **Fidus Securities, LLC** (a limited liability company) (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Charlotte, North Carolina
February 21, 2013

Statement of financial condition

December 31	2012
	$
Assets:	
Cash and cash equivalents	2,497,879
Prepaid expenses	2,462
Total assets	2,500,341
Liabilities and member's equity:	
Due to member	1,201,525
Other liabilities	664
Total liabilities	1,202,189
Member's equity	1,298,152
Total liabilities and member's equity	2,500,341

The accompanying notes are an integral part of this financial statement.

Notes to financial statement

1 Summary of Operations and Significant Accounting Policies

Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company operates offices in North Carolina and New York. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers) and the Securities Investor Protection Corporation.

Use of Accounting Estimates in Preparation of Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from investment banking transactions when earned. Success-based transaction fees are typically earned at the date the client's enterprise is successfully sold to a buyer. Advisory, retainer and other fees, including non-refundable fees, are typically earned throughout a client engagement as services are performed. To the extent client funds are received prior to being earned, such amounts are deferred and accounted for as deferred revenue.

Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statement, as the member includes the Company's taxable income or loss in its income tax returns.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2012 and 2011, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statement.

2 Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. In accordance with regulatory requirements, the parent company allocates certain of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. Allocations are made on a quarterly basis and are typically paid to the Member within 30 days. The Company had an intercompany payable balance to the Member in the amount of $1,201,525 as of December 31, 2012, representing reimbursements due for the Member's fourth quarter allocation of expenses. During the year ended December 31, 2012, the Company made a distribution of $1,700,000 to the Member.

3 Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $1,295,690, which was $1,215,544 in excess of its required net capital of $80,146.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2012, the Company had aggregate indebtedness of $1,202,189.

4 Subsequent Events

The Company has evaluated events that occurred subsequent to year-end through February 21, 2013, the date at which the financial statement was available to be issued, to determine whether any events required recognition or disclosure in the 2012 financial statement as required by authoritative guidance.